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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50180

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASH D.C. 143 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

iClearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Sorrentino	201-761-6001
	(Area Code - Telephone No.)
Thomas Gilligan	201-761-6010

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Ralph Sorrentino and Thomas Gilligan, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to iClearing LLC for the year ended December 31, 2001, are true and correct, and that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	February 22, 2002 Date

President
Title

Signature	February 22, 2002 Date

Chief Financial Officer
Title

Notary Public

ANTHONY F. FRAZEE
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 09-05

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
iClearing LLC

We have audited the accompanying statement of financial condition of iClearing LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of iClearing LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 22, 2002

iClearing LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 9,448,440
Cash and securities deposited with clearing organizations or segregated under Federal and other regulations (securities at fair market value of $2,785,925,932)	2,739,360,589
Receivables:	
Customers (net of allowances of $4,286,015)	643,470,140
Brokers and dealers	1,282,517
Affiliate	522,182
Securities borrowed	569,686,717
Other assets	2,809,394
TOTAL ASSETS	$ 3,966,579,979
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Bank overdrafts	$ 10,725,462
Bank loans	19,456,306
Payables:	
Customers	2,893,333,760
Brokers, dealers and clearing organizations	11,405,622
Affiliates	106,901,471
Securities loaned	804,833,922
Other liabilities	11,756,306
Total liabilities	3,858,412,849
MEMBER'S EQUITY	108,167,130
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,966,579,979

See notes to statement of financial condition.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - iClearing LLC (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Datek Online Holdings Corp. (the "Parent").

The Company acts as a clearing broker, carrying and clearing customer cash and margin accounts and affiliates and correspondents proprietary trading accounts on a fully-disclosed basis. The Company provides securities clearance, customer financing and securities lending services.

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Customer Securities Transactions - The Company primarily derives its revenues from customer transactions. Customers' securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Securities Lending Activities - Securities borrowed and securities loaned are recorded at the amount of cash collateral provided for securities borrowed transactions and received for securities loaned transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Cash and cash equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents (except for amounts required to be segregated under Federal or other regulations).

Fair Value of Financial Instruments – Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Assets including cash and cash equivalents, cash and securities deposited with clearing organizations or segregated under Federal and other regulations, securities borrowed and certain other receivables are carried at cost, which approximates fair value due to their short-term maturities. Customer receivables, primarily consisting of floating-rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. Similarly, the Company's short-term liabilities such as bank overdrafts, bank loans, securities loaned and certain other payables are recorded at contracted amounts approximating fair value.

Income Taxes – The results of operations of the Company are included in the consolidated U.S. Federal income tax return of the Parent. As a single member limited liability company ("LLC"), the

Company is treated as a branch for tax purposes; however, the Parent allocated, for the full year, income taxes to its subsidiaries in a manner that approximates the separate company method.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the statement of financial condition. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions (principally depreciation and amortization) in different years for income tax reporting purposes than for financial reporting purposes.

2. BORROWING ARRANGEMENTS

The Company has access to lines of credit with various banks up to $185,000,000. Loans against the credit lines are made on a secured and unsecured basis. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates. At December 31, 2001, there were loans in the amount of $19,456,306 outstanding against these credit lines. The Company can also access additional financing through securities lending activities.

3. COLLATERALIZED TRANSACTIONS

The Company, in its normal course of business, will provide loans to its customers that are collateralized by securities within their brokerage accounts. The customers have agreed to allow the Company to rehypothecate those securities in accordance with Federal regulations. Those regulations allow the Company to rehypothecate securities with fair value of $893,498,596 at December 31, 2001. At December 31, 2001, the Company has pledged customer securities in securities lending transactions to other broker dealers and to effectuate the short sales of its customers (including proprietary accounts of introducing brokers and officers and directors). The fair value of the customer securities pledged in these transactions is $296,248,652 and $185,812,339, respectively. The Company has also pledged customer securities of $20,303,892 to the Option Clearing Corporation ("OCC") to satisfy customer margin requirements at the OCC.

The Company also receives collateral under securities borrowed and is allowed by contract or custom to rehypothecate these securities. At December 31, 2001 the fair value of such collateral was approximately $773,000,000.

4. RELATED PARTY TRANSACTIONS

The Company clears securities transactions for two wholly-owned subsidiaries of the Parent, iCapital Markets LLC and Datek Online Financial Services.

The Company clears securities transactions for The Island ECN, Inc. and its subsidiary ("Island").

At December 31, 2001, receivables are comprised of $522,182 of broker-dealer receivables from Island.

Payables to affiliated companies at December 31, 2001 are comprised of $876,364 of income taxes payable to the Parent, $5,617,394 of other liabilities relating to the Parent and certain wholly-owned subsidiaries and $374,014 relating to other liabilities payable to Island.

The Parent and one of its wholly-owned subsidiaries incur non-operating expenses on behalf of the Parent and its subsidiaries and allocate a portion of these expenses to the Company.

At December 31, 2001, the Company had a loan payable including accrued interest to the Parent for $100,033,699, which was repaid on January 2, 2002.

5. FINANCIAL INSTRUMENTS

In the normal course of business, the Company settles and finances customer securities transactions. Customers' securities activities are transacted on either a cash or margin basis. These activities may expose the Company to risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In the event customers and counterparties fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations. The Company mitigates the risk of customer non-performance by requiring certain of its introducing brokers to maintain cash deposits. The Company believes that the settlement of these transactions will not have a material effect on the Company's statement of financial condition.

The Company's exposure to credit risk associated with these transactions is measured on an individual basis, as well as by groups that share similar attributes. The Company services a diverse group of domestic institutional and individual investors. Credit risk may be impacted by trading market volatility. The Company seeks to control risks associated with its customers' activities by requiring customers to maintain collateral in compliance with internal and regulatory guidelines. The Company monitors required margin levels and established credit limits daily, and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Liabilities to brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amounts for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of securities failed-to-receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities in support of secured financing sources such as securities loaned. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At December 31, 2001, the market value of customer securities pledged under these secured financing transactions approximated the amounts due.

The Company may at times, because of processing errors, maintain equity securities on both a long and short basis. Both long and short positions may result in losses or gains to the Company as market value of securities fluctuate. Long and short positions are marked to market daily and are continuously monitored by the Company with the intent to liquidate the positions.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be named as defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims for substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition.

7. EMPLOYEE COMPENSATION PLANS

Employees of the Company are eligible to participate in the Parent's defined contribution 401(k) plan upon meeting certain eligibility requirements. The Company makes discretionary contributions based on the results of operations.

Certain employees of the Company participate in the Parent's stock option plan. Options awarded under this plan have been classified as non-compensatory under the criteria established in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

8. INCOME TAXES

In accordance with the terms of a tax allocation agreement with the Parent, all current taxes are offset with all other intercompany balances with the Parent. At December 31, 2001, the Company had deferred tax assets of $52,718.

9. REGULATORY

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company computes its net capital under the alternative method permitted by the Rule which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of the aggregate debit items arising from customer transactions. At December 31, 2001, the Company had net capital of $106,656,824, which was $92,529,436 in excess of its required net capital of $14,127,388.

At December 31, 2001, U.S. government and agency securities with a market value of $2,777,445,455 collateralizing $2,722,942,859 of reverse repurchase transactions with the Company, have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the reserve formula requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB"). At December 31, 2001, the Company's PAIB reserve computation indicated that the Company had a PAIB reserve requirement of $6,066,102. The Company had cash and securities of $6,664,881 on deposit, which includes a deposit made on January 2, 2002 to satisfy its reserve requirement.

The Company pays dividends to the Parent. Advances to the Parent, returns of capital and other equity withdrawals are subject to certain notifications and other provisions of the Rule.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

iClearing LLC
70 Hudson Street
Jersey City, New Jersey 07302

In planning and performing our audit of the financial statements of iClearing LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

iClearing LLC
(S.E.C. I.D. No. 8-50180)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.